Putnam Investments
100 Federal Street
Boston, MA 02110
April 22, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: DeCarlo McLaren

Re:	Comments on Amendment No. 70 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) to the Registration Statement on Form N-1A
(File Nos. 033-17486 and 811-05346) (the “Registration Statement”) of Putnam Variable
Trust (the “Registrant”), filed with the Securities and Exchange Commission (the
“Commission”) on February 28, 2020, with respect to its series Putnam VT Emerging
Markets Equity Fund (formerly Putnam VT International Growth Fund) (the “Fund”)

Dear Mr. McLaren:

This letter responds to the comments that you provided telephonically on April 8, 2020 to Venice Monagan of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Fund, and Lisa Henry of Ropes & Gray LLP, counsel to the Fund, on behalf of the staff of the Commission (the “Commission Staff”) regarding Amendment No. 70. For convenience of reference, I have summarized each of the Commission Staff’s comments before the Registrant’s response. These responses will be reflected in Post-Effective Amendment No. 71 to the Registration Statement, filed with the Commission on or around the date hereof (the “485(b) Amendment”). References to page numbers or specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding page numbers and text of Amendment No. 70, as indicated.

General Comment

1. Comment: Please respond to all comments via correspondence on EDGAR no later than five business days before the 485(b) Amendment is scheduled to become effective automatically. Please finalize the Registration Statement filed with the 485(b) Amendment with all brackets removed and all material information provided. The Commission Staff notes that the Registrant and its management are responsible for the adequacy and accuracy of the Registration Statement.

Response: The Registrant confirms that it intends to respond to all comments via correspondence on EDGAR no later than five business days before the 485(b) Amendment is scheduled to become effective automatically. The Registrant further confirms that it will revise the Registration Statement filed with the 485(b) Amendment to remove all brackets and provide all material information. The Registrant acknowledges that the Registrant and its management are responsible for the adequacy and accuracy of the Registration Statement.

Prospectus

2. Comment: Please provide a completed annual fund operating expenses table and expense example, including footnotes, if any, in the response letter.

Response: Please see Appendix A below.

3. Comment: Putnam Management’s contractual obligation to limit fund expenses is referenced after the “Annual Fund Operating Expenses” table included under the heading “Fees and expenses.” Please supplementally confirm whether recoupment is permitted under the terms of the Fund’s expense limitation agreement.

Response: The Registrant confirms that recoupment is not permitted under the terms of the Fund’s expense limitation agreement.

4. Comment: If the Fund’s portfolio turnover rate is expected to be over 100%, please move the discussion of the portfolio turnover risk to the Fund summary section, including the discussion of the rebalancing costs associated with the change of strategy.

Response: The Registrant does not expect that the Fund’s portfolio turnover rate will be greater than 100% after the Fund is repositioned, although the Fund’s turnover rate will vary over time based on market conditions. Accordingly, the Registrant does not believe that disclosure regarding the Fund’s trading strategies is necessary in the Fund summary section.

5. Comment: The Commission Staff notes that the third sentence of the first paragraph under the “Investments” heading in the Fund summary section states that, “We may also consider other factors that we believe will cause the stock price to rise.” Please elaborate on what other factors the Fund will consider. In this regard, please more precisely explain the types of investments the Fund expects to make. The Commission Staff believes that, as currently drafted, the Fund’s strategy is very broadly described and the Commission Staff does not believe the disclosure gives an investor a specific description of the Fund’s strategy or investments.

Response: The Registrant notes that the “Investments” section, following the above-referenced disclosure, identifies the other factors the Fund may consider as: “a company’s valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends.” In addition, as noted in the “Investments” section, the Fund expects to invest in “common stocks (growth or value stocks or both) of emerging market companies that we believe have favorable investment potential.” The Fund believes that this disclosure appropriately summarizes the Fund’s investment strategy. The Registrant, therefore, respectfully declines to revise the disclosure as requested.

6. Comment: The Commission Staff notes that the last sentence of the second paragraph under the “Investments” heading in the Fund summary section states that the Fund “may also use derivatives… for both hedging and non-hedging purposes.” Please elaborate on how derivatives will be used for non-hedging purposes and what these non-hedging

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purposes are. For additional guidance, please refer to the letter from Mr. Barry Miller, Associate Director of the SEC's Office of Legal Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”). If the Registrant cannot specify how derivatives are used, then consider if the strategy is a principal investment strategy of the Fund.

Response: The Registrant has reviewed the derivatives disclosure in light of the Barry Miller Letter and believes that the disclosure appropriately summarizes the types of derivative instruments the Fund uses as part of its principal investment strategy and how they are used for hedging and non-hedging purposes. The Registrant notes that additional disclosure describing the Fund’s investments in derivatives is included in the “What are the fund’s main investment strategies and related risks?” section of the Prospectus and the “Miscellaneous Investments, Investment Practices and Risks” section of the Statement of Additional Information.

7. Comment: Please consider adding sub-headings, bullet points, bolding, or additional paragraph breaks to distinguish each risk factor discussed under the heading “Risks” in the Fund summary section.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the Registrant’s narrative risk disclosure provided under the heading “Risks” is appropriate in light of the requirements of Item 4(b)(1) of Form N-1A.

8. Comment: The Commission Staff notes that the first sentence of the third paragraph under the “Risks” heading in the Fund summary section states that “The value of international investments traded in foreign currencies may be adversely impacted by fluctuations in exchange rates.” The Commission Staff notes that the Fund has an investment strategy with specific exposure to non-U.S. companies in emerging markets. Please provide disclosure with respect to the following risks and any related risks associated with this investment strategy or explain why such disclosure would not be appropriate: (a) the potential for errors if information on non-U.S. companies is unreliable or outdated or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing, and financial recordkeeping standards; (b) the potential significance of such errors on the Fund’s performance; and (c) that the rights and remedies of the Fund against the non-U.S. companies may be different than those against a fund that invests in domestic securities.

Response: In response to this comment, the Fund will revise the disclosure under “Risks” as follows:

The value of international investments traded in foreign currencies may be adversely impacted by fluctuations in exchange rates. International investments, particularly investments in emerging markets, may carry risks associated with potentially less stable economies or governments (such as the risk of seizure by a foreign government, the imposition of currency or other restrictions, or high levels of inflation), and may be or become illiquid. In addition, there may be less information publicly available about companies domiciled in emerging markets,

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and these companies may not be subject to accounting, auditing and financial reporting standards and practices as stringent as those in the United States. Further, there may be limited legal remedies for investors in companies domiciled in emerging markets. These factors may impact the fund's performance.

9. Comment: Under the heading “What are the fund’s main investment strategies and related risks? – Foreign investments,” the Commission Staff notes the following disclosure: “Unreliable or untimely information: There may be less information publicly available about a foreign company than about most publicly-traded U.S. companies, and foreign companies are usually not subject to accounting, auditing and financial reporting standards and practices as stringent as those in the United States.” Please include some of this disclosure in the section “Fund summary – Risks.”

Response: The requested change will be made. Please see the response to Comment 8 above. The Fund notes that it will revise this disclosure as follows:

Unreliable or untimely information: There may be less information publicly available about companies domiciled in emerging markets, and these companies may not be subject to accounting, auditing and financial reporting standards and practices as stringent as those in the United States.

10. Comment: Under the heading “Portfolio managers,” please consider disclosing the month (in addition to the year) that the Fund’s portfolio manager assumed responsibility for the Fund’s investment.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the current disclosure, which provides the year that the portfolio manager assumed responsibility for the Fund’s investments, appropriately indicates the portfolio manager’s length of service as required by Item 5(b) of Form N-1A.

11. Comment: We note that significant market events from the coronavirus have occurred since the Registration Statement filed. Please consider whether the Fund’s disclosures, including its risk disclosures, should be revised based on how these events are affecting the markets. If the Fund believes that no additional disclosures are warranted, please explain supplementally why not.

Response: The Fund has added the following disclosure under the “Miscellaneous Investments, Investment Practices and Risks – Market Risk” section of the Statement of Additional Information:

An outbreak of respiratory disease caused by a novel coronavirus designated as COVID-19 was first detected in China in December 2019 and subsequently spread internationally. The transmission of COVID-19 and efforts to contain its spread have resulted in, among other things, border closings and other significant travel restrictions and disruptions, significant disruptions to business operations, supply chains and customer activity, lower consumer demand for goods and services, event cancellations and restrictions, service cancellations, reductions and other changes, significant challenges in healthcare service preparation and

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delivery, and prolonged quarantines, as well as general concern and uncertainty. The impact of the COVID-19 outbreak could negatively affect the global economy, the economies of individual countries, and the financial performance of individual issuers, sectors, industries, asset classes, and markets in significant and unforeseen ways. In addition, actions taken by government and quasi-governmental authorities and regulators throughout the world in response to the COVID-19 outbreak, including significant fiscal and monetary policies changes, may affect the value, volatility, and liquidity of some securities or other assets. Health crises caused by the outbreak of COVID-19 may also exacerbate other pre-existing political, social, economic, market and financial risks. The effects of the outbreak in developing or emerging market countries may be greater due to less established health care systems. The COVID-19 pandemic and its effects may be short term or may last for an extended period of time, and in either case could result in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn or recession. The foregoing could impair the fund’s ability to maintain operational standards (such as with respect to satisfying redemption requests), disrupt the operations of the fund’s service providers, adversely affect the value and liquidity of the fund’s investments, and negatively impact the fund’s performance and your investment in the fund.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-2577. Thank you for your assistance.

Very truly yours,

/s/ Venice Monagan

Venice Monagan
Counsel
Putnam Management

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Lisa Henry, Esq., Ropes & Gray LLP

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Appendix A

Annual fund operating expenses
(expenses you pay each year as a percentage of the value of your investment)

Share class	Management	Distribution	Other expenses	Total annual	Expense	Total annual
	fees	and service		fund operating	reimbursement#	fund operating
		(12b1) fees		expenses		expenses after
						expense
						reimbursement
Class IA	0.92%	N/A	0.38%	1.30%	(0.21)%	1.09%
Class IB	0.92%	0.25%	0.38%	1.55%	(0.21)%	1.34%

# Reflects Putnam Investment Management, LLC’s contractual obligation to limit certain fund expenses through 4/30/21. This obligation may be modified or discontinued only with approval of the fund’s Board of Trustees.

Example

The following hypothetical example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The example does not reflect insurance-related charges or expenses. If it did, expenses would be higher. It assumes that you invest $10,000 in the fund for the time periods indicated and then redeem or hold all your shares at the end of those periods. It assumes a 5% return on your investment each year and that the fund’s operating expenses remain the same. Only the first year of each period in the example takes into account the expense reimbursement described above. Your actual costs may be higher or lower.

Share class	1 year	3 years	5 years	10 years
Class IA	$111	$391	$693	$1,549
Class IB	$136	$469	$825	$1,828

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